SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 20, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
20 February 2013

Number:
03/13

MARIUS KLOPPERS TO RETIRE, ANDREW MACKENZIE TO BECOME CEO

The Board of BHP Billiton today announced that Marius Kloppers will retire as Chief Executive Officer and a Director of the company on 10 May 2013 and that Andrew Mackenzie, will succeed him and join the Board on that date. Marius will retire from the Group on 1 October 2013.

Andrew, 56, is BHP Billiton’s Chief Executive Non-Ferrous. He has over thirty years experience in oil and gas, petrochemicals and minerals. He joined BHP Billiton in November 2008. Andrew has a doctorate in Chemistry and a first-class degree in Geology.

In making the announcement BHP Billiton Chairman Jac Nasser acknowledged the outstanding contribution Marius Kloppers has made to the growth of BHP Billiton:

“Marius was appointed Chief Executive just prior to the global financial crisis. Despite an exceptionally difficult economic environment during his tenure, Marius and his team have delivered for shareholders, significantly outperforming our peers in terms of total shareholder returns. He drove new investments into next generation opportunities including US onshore gas and liquids and created one of the most valuable companies in the world.

“He leaves BHP Billiton a safer and stronger company.

“In succeeding Marius, Andrew brings a unique combination of deep industry knowledge and global management experience to the CEO role. Andrew held senior positions in BP and Rio Tinto before joining BHP Billiton in 2008. He has led our Non-Ferrous division for the last five years working across four continents with responsibility for over half of our 100,000 people.

“Our succession planning process has served the company well for over a decade. Today’s announcement is a result of that planned and considered process.

“The Board has decided that Andrew is the right person to lead BHP Billiton in a changing global environment,” said Mr. Nasser.

Andrew said he was honoured by the appointment.

“When Marius offered me the chance to join BHP Billiton I jumped at the opportunity.

“It is a privilege to be asked to lead one of Australia’s great companies and the world’s leading diversified natural resources company. I look forward to working closely with Marius during the transition and building on his legacy including continuing the focus on our strategy of owning and safely operating large, low cost, long life assets diversified by commodity, geography and market.

“I am grateful that the Board’s succession process will allow me, together with Marius, to spend the next two months meeting with and listening to our people, our shareholders, and the many other stakeholders that contribute to our Company’s success.”

Mr. Kloppers said his decision to retire was difficult.

“I've been very fortunate to lead one of the world's great resource companies. Deciding the right time to retire was never going to be easy.

“However after almost twenty years with BHP Billiton, twelve as a senior executive and nearly six as CEO, I believe now is the right time to pass the leadership baton.

"I am very proud of the achievements of our Company and our people. One of the first decisions I made when I became CEO was to bring Andrew into BHP Billiton, and I look forward to working closely with him, the Board and the management team during the transition,” Mr. Kloppers said.

Andrew will be based at the Group’s headquarters in Melbourne, Australia. He and his wife Liz will move to Melbourne in the coming months.

BHP Billiton also today reported results for the half year ended 31 December 2012 including Underlying EBIT of US$9.8 billion and Attributable profit excluding exceptional items of US$5.7 billion and an interim dividend of 57 US cents per share (see separate press release dated 20 February 2013 for further details).

Details of Andrew’s employment contract, including the remuneration arrangements, will be announced before he commences in the role. Leaving arrangements for Marius are governed by the terms approved by shareholders and will be announced at the date of his retirement as CEO.
Biographical details of Andrew are attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations:

Australia
Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations
Australia
James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Andrew Mackenzie
BSc (Geology) PhD (Chemistry)

Summary:
As Chief Executive of BHP Billiton Non-Ferrous, Andrew is responsible for overseeing a large portion of the Company’s portfolio including Escondida in Chile, the world’s largest single source of copper. Andrew manages over 50,000 people across four continents.

During his 30-year career in oil and gas, petrochemicals and minerals, Andrew has held a variety of senior leadership roles. During his 22 years at BP he held positions including: Head of Capital Markets; Head of Government and Public Affairs worldwide; Chief Technology Officer; Chief Reservoir Engineer with oversight of oil and gas reserves and production and Group Vice President Petrochemicals. From 2004 until Marius Kloppers invited him to join BHP Billiton in November 2007 Andrew was Chief Executive of Industrial Minerals Division for Rio Tinto and Chief Executive of Diamonds and Minerals. From 2005 to 2007, he served as the Chairman of the Board of trustees of the think tank Demos. He has served as a director on the board of the top 30 FTSE100 energy company Centrica Plc. since 2005, serving on its Audit, Remuneration and Corporate & Social Responsibility committees.

Biography:
Andrew grew up in the industrial town of Kirkintilloch near Glasgow. He lived through the decline of the coal mines nearby and the Miners' Welfare in the town donated the science prizes he won at school.

Andrew began his career as a geologist and organic geochemist. His PhD on steroidal molecular maturity parameters won Best Paper of 1980 and had important implications for oil and gas exploration. Its findings are still in routine use by academics and oil explorers today.

As a scientist, he published over 50 research papers and was a research fellow with the British Geological Society and as a Humboldt Fellow, he worked at the Nuclear Research Centre in Julich, Germany. In 1986 he received the President’s Award from the Geological Society and in 2002 the Aberconway Medal by the Geological Society.

His citation for the Aberconway Medal read “he has made extraordinary and long-lasting contributions to our understanding of petroleum generation, migration and entrapment” and “his work has become ‘part of the furniture’, enshrined in mathematical models used everywhere to predict the likely location, composition and sizes of hydrocarbon accumulations”.

In 1983 Andrew joined BP’s research arm, introducing and refining many of the techniques he had created within a commercial environment. Putting theory into practice, he was a key member of the teams that discovered oil and gas fields in Norway and Indonesia that are still producing today. Fast-tracked to BP Finance, Andrew wrote the algorithmic software that allowed BP to manage its interest-rate exposure better than its competitors, then as Head of Capital Markets helped restore BP’s balance sheet by restructuring its debt book, making asset disposals and a share repurchase programme.

During his 22-year career with BP, Andrew also ran research at BP Chemicals and was Chief Reservoir Engineer where he pioneered extraction techniques in the North Sea, which significantly improved extraction rates and are standard practice today. As Chief Technology Officer, he founded the renowned BP Institute in Cambridge as well as institutes in Princeton, Berkeley and Caltech, whose research to this day contributes to BP’s ability to attract world-class talent.

His final role with BP was in the USA as Group Vice President Petrochemicals where he oversaw the merger with Amoco’s chemical businesses and returned the combined plastics and solvents business to profitability.

Andrew moved to Rio Tinto in 2004 as Chief Executive of Industrial Minerals Division. He built a $5 billion greenfield-site Titanium mine in Madagascar and merged the borates, talc and salt businesses.

In 2007, Marius Kloppers persuaded Andrew to join BHP Billiton as Chief Executive of Non Ferrous.

Andrew has been a non-executive Director of Centrica since 2005 and has served on the Audit, Remuneration and Corporate & Social Responsibility committees. He has also chaired Demos, one of the UK’s most influential think-tanks.

In his career Andrew has lived in six countries on four continents. He speaks five languages. He has been married to Liz for 35 years and they have two daughters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : February 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary